Exhibit 99.1

VinFast Auto Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2023	As of March 31, 2024	As of March 31, 2024
	VND million	VND million	USD
	(As adjusted(1))	(Unaudited) (Restated)	(Unaudited) (Restated)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4,095,472	2,959,316	123,289,422
Restricted cash	102,932	53,918	2,246,303
Trade receivables	469,918	415,926	17,328,084
Advances to suppliers	4,753,634	4,338,778	180,759,822
Inventories, net	30,141,381	27,861,431	1,160,747,865
Short-term prepayments and other receivables	8,006,103	8,469,212	352,839,728
Short-term derivative assets	548,010	697,520	29,059,701
Current net investment in sales-type lease	87,552	68,515	2,854,435
Short-term investments	4,105	4,106	171,062
Short-term amounts due from related parties	2,374,382	2,493,265	103,873,058
Total current assets	50,583,489	47,361,987	1,973,169,479

NON-CURRENT ASSETS
Trade receivables	110,312	112,370	4,681,498
Property, plant and equipment, net	79,122,703	81,148,209	3,380,752,781
Intangible assets, net	1,346,324	1,307,720	54,481,523
Investment in equity investees	1,214,938	1,213,504	50,556,347
Other long-term investments	918,040	918,040	38,246,886
Operating lease right-of-use assets	7,081,509	6,889,380	287,021,622
Long-term derivative assets	66,124	-	-
Long-term prepayments	217,180	214,270	8,926,801
Non-current net investment in sales-type lease	620,665	642,616	26,772,320
Long-term amounts due from related parties	51,073	51,073	2,127,776
Long-term restricted cash	660,363	706,913	29,451,027
Other non-current assets	4,865,001	5,438,107	226,559,472
Total non-current assets	96,274,232	98,642,202	4,109,578,053
TOTAL ASSETS	146,857,721	146,004,189	6,082,747,532

(1)	As adjusted retrospectively to reflect the historical financial statements of VinES acquired on January 19, 2024, deemed as business combination under common control.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2023	As of March 31, 2024	As of March 31, 2024
	VND million	VND million	USD
	(As adjusted(1))	(Unaudited) (Restated)	(Unaudited) (Restated)
EQUITY AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	42,924,034	47,544,059	1,980,754,864
Convertible debenture	1,190,475	1,222,605	50,935,508
Short-term financial liabilities	18,258,063	19,253,692	802,136,900
Trade payables	12,146,588	7,835,821	326,451,735
Deposits and down-payment from customers	1,194,112	998,387	41,594,259
Short-term deferred revenue	149,747	146,495	6,103,195
Short-term accruals	11,431,878	10,526,833	438,563,221
Other current liabilities	13,875,625	14,045,921	585,173,562
Current operating lease liabilities	1,524,356	1,540,230	64,168,229
Amounts due to related parties	49,341,144	56,862,943	2,368,993,168
Total current liabilities	152,036,022	159,976,986	6,664,874,641

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	30,170,149	24,766,799	1,031,820,981
Long-term derivative liabilities	137,057	58,048	2,418,364
Other non-current liabilities	2,194,253	2,882,082	120,071,741
Non-current operating lease liabilities	5,330,344	5,171,218	215,440,487
Long-term deferred revenue	1,569,733	1,721,792	71,732,367
Deferred tax liabilities	1,025,264	992,319	41,341,457
Long-term accruals	123,867	179,371	7,472,858
Amounts due to related parties	19,682,747	30,246,856	1,260,128,151
Total non-current liabilities	60,233,414	66,018,485	2,750,426,405

Commitments and contingencies

EQUITY
Ordinary shares – VinFast Auto (2,337,788,498 and 2,337,865,164 shares issued and outstanding as of December 31, 2023 and March 31, 2024 respectively)	9,847,536	9,861,943	410,862,934
Accumulated losses	(190,502,556)	(205,223,838)	(8,549,924,509)
Additional paid-in capital	38,258,499	38,370,811	1,598,583,969
Other comprehensive loss	(385,873)	(348,292)	(14,510,353)
Deficit attributable to equity holders of the parent	(142,782,394)	(157,339,376)	(6,554,987,960)
Non-controlling interests	77,370,679	77,348,094	3,222,434,446
Total deficit	(65,411,715)	(79,991,282)	(3,332,553,514)
TOTAL DEFICIT AND LIABILITIES	146,857,721	146,004,189	6,082,747,532

(1)	As adjusted retrospectively to reflect the historical financial statements of VinES acquired on January 19, 2024, deemed as business combination under common control.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended March 31,
	2023	2024	2024
	VND million	VND million	USD
	(As adjusted(1))	(Unaudited) (Restated)	(Unaudited) (Restated)
Revenues
Sales of vehicles	1,529,758	5,754,230	239,729,617
Sales of merchandise	38,269	41,555	1,731,242
Sales of spare parts and components	191,545	288,880	12,035,162
Rendering of services	74,720	215,743	8,988,168
Rental income
Revenue from leasing activities	130,473	225,456	9,392,826
Revenues	1,964,765	6,525,864	271,877,015
Cost of vehicles sold	(4,802,400)	(9,535,524)	(397,263,842)
Cost of merchandise sold	(38,533)	(41,286)	(1,720,035)
Cost of spare parts and components sold	(180,872)	(186,941)	(7,788,235)
Cost of rendering services	(173,466)	(369,312)	(15,386,077)
Cost of leasing activities	(148,305)	(221,710)	(9,236,762)
Cost of sales	(5,343,576)	(10,354,773)	(431,394,951)

Gross loss	(3,378,811)	(3,828,909)	(159,517,935)

Operating expenses
Research and development costs	(5,179,913)	(2,592,704)	(108,015,831)
Selling and distribution costs	(1,277,860)	(1,713,130)	(71,371,495)
Administrative expenses	(1,215,608)	(1,344,055)	(55,995,292)
Net other operating expenses	66,872	(550,441)	(22,932,175)

Operating loss	(10,985,320)	(10,029,239)	(417,832,729)
Finance income	160,395	28,449	1,185,227
Finance costs	(2,865,586)	(4,164,757)	(173,509,853)
Net (loss)/gain on financial instruments at fair value through profit or loss	(671,463)	(609,830)	(25,406,408)
Share of gain/(losses) from equity investees	2,809	(1,434)	(59,743)

Loss before income tax expense	(14,359,165)	(14,776,811)	(615,623,505)
Tax income/(expense)	19,502	32,944	1,372,495

Net loss for the period	(14,339,663)	(14,743,867)	(614,251,010)
Net loss attributable to non-controlling interests	(28,865)	(22,585)	(940,924)

Net loss attributable to controlling interest	(14,310,798)	(14,721,282)	(613,310,086)

(1)	As adjusted retrospectively to reflect the historical financial statements of VinES acquired on January 19, 2024, deemed as business combination under common control.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended March 31,
	2023	2024	2024
	VND million	VND million	USD
	(As adjusted(1))	(Unaudited) (Restated)	(Unaudited) (Restated)
Net loss for the period	(14,339,663)	(14,743,867)	(614,251,010)

Other comprehensive (loss)/income
Other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(18,824)	37,580	1,565,679

Net other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods	(18,824)	37,580	1,565,679

Total comprehensive loss for the period, net of tax	(14,358,487)	(14,706,287)	(612,685,331)
Net loss attributable to non-controlling interests	(28,865)	(22,585)	(940,924)
Comprehensive loss attributable to controlling interest	(14,329,622)	(14,683,702)	(611,744,407)

Net loss per share attributable to ordinary shareholders	VND	VND	USD
Basic and diluted	(6,224)	(6,297)	(0.26)

Weighted average number of shares used in loss per share computation
Basic and diluted	2,299,999,998	2,337,862,964	2,337,862,964

(1)	As adjusted retrospectively to reflect the historical financial statements of VinES acquired on January 19, 2024, deemed as business combination under common control.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the three months ended March 31,
	2023	2024	2024
	VND million	VND million	USD
	(As adjusted(1))	(Unaudited) (Restated)	(Unaudited) (Restated)
OPERATING ACTIVITIES
Net loss for the period	(14,339,663)	(14,743,867)	(614,251,010)
Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment	1,190,905	2,021,967	84,238,095
Amortization of intangible assets	56,268	81,429	3,392,451
Impairment of goodwill, assets and changes in fair value of held for sale assets	350,610	36,436	1,517,977
Changes in operating lease right-of-use assets	207,744	294,866	12,284,548
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories	2,830,972	2,560,902	106,690,914
Deferred income tax income	(19,502)	(32,944)	(1,372,495)
Unrealized foreign exchange (gain)/losses	(87,585)	379,399	15,806,316
Shares of (gain)/loss from equity investees	-	1,434	59,743
Net (gain)/loss on financial instruments at fair value through profit or loss	671,463	609,830	25,406,408
Change in amortized costs of financial instruments measured at amortized cost	798,271	809,053	33,706,328
Share-based compensation expenses	(2,809)	47,880	1,994,751
Change in working capital:
Trade receivables, advance to suppliers, net investment in sales-type lease	1,856,615	(638,888)	(26,617,006)
Inventories	(6,147,799)	564,207	23,505,687
Trade payables, deferred revenues and other payables	(1,723,131)	(4,180,575)	(174,168,854)
Operating lease liabilities	(243,317)	(245,989)	(10,248,261)
Prepayments, other receivables and other assets	(16,408)	7,913	329,667
Net cash flows used in operating activities	(14,617,366)	(12,426,947)	(517,724,743)

(1)	As adjusted retrospectively to reflect the historical financial statements of VinES acquired on January 19, 2024, deemed as business combination under common control.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows (continued)

	For the three months ended March 31,
	2023	2024	2024
	VND million	VND million	USD
	(As adjusted(1))	(Unaudited) (Restated)	(Unaudited) (Restated)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets (including deposit paid under construction contracts)	(6,222,318)	(4,789,704)	(199,546,057)
Disbursement of bank deposit	(10,480,000)	-	-
Collection of loans	677,900	-	-
Payment for acquisition of subsidiary (net of cash held by entity being acquired)	(480,804)	(10,252)	(427,113)
Receipt from government grants	-	509,821	21,239,887
Net cash flows used in investing activities	(16,505,222)	(4,290,135)	(178,733,283)

FINANCING ACTIVITIES
Deemed contribution from owners	-	74,904	3,120,610
Proceeds from borrowings	45,127,185	24,627,697	1,026,025,788
Repayment of borrowings	(13,931,753)	(9,190,864)	(382,904,804)
Net cash flows from financing activities	31,195,432	15,511,737	646,241,595

Net increase in cash, cash equivalents and restricted cash	72,844	(1,205,345)	(50,216,431)
Cash, cash equivalents and restricted cash at the beginning of the period	4,361,631	4,858,766	202,423,280
Net foreign exchange difference	(14,645)	66,726	2,779,903
Cash, cash equivalents and restricted cash at the end of period	4,419,830	3,720,147	154,986,752

Supplement disclosures of non-cash activities
Non-cash property, plant and equipment additions	4,254,079	6,713,519	279,694,996
Establishment of right-of-use assets and lease liabilities at commencement dates and lease modification	2,966,933	102,737	4,280,173

Supplemental Disclosure
Interest paid, net of capitalized interest	1,232,327	2,096,344	87,336,750

(1)	As adjusted retrospectively to reflect the historical financial statements of VinES acquired on January 19, 2024, deemed as business combination under common control.

Restatement of the Interim Financial Statements

The Interim Financial Statements of VinFast Auto Ltd. (the “Company”, “our”, or “we”) as of March 31, 2024 and for the three months then ended were restated to (a) correct accounting errors relating to (i) the recognition of revenue from the sale of vehicles on a bill-and-hold basis and (ii) the accounting for an after-sale policy and (b) to reflect as a subsequent event an update of the 1Q24 financial statements of VinES Energy Solution Joint Stock Company (“VinES”) – a subsidiary of the Company following the completion of the audit of its fiscal year 2023 financial statements. Details are as follows:

-	In relation to accounting errors in connection with recognition of revenue from sale of vehicles on the bill-and-hold basis, the Company delivered and transferred risk and control of 412 EVs and 2,192 e-scooters to GSM JSC and 12 EVs to an unrelated third party in Vietnam in the first quarter of 2024. Therefore, the Company excluded those sales in its restated financial statements for fiscal year 2023, and the Company has recognized those sales in the first quarter of 2024 by adjusting the corresponding revenue, amount due from a related party, advance from customer, trade receivables, other receivables, cost of sale, inventories, accrual for sale transaction, deferred revenue, warranty provided and the related impact of provision for inventories.

Separately, after the fiscal year ended December 31, 2023, the sale of 425 EVs and 924 e-scooters to GSM JSC, 291 EVs to Vinhomes JSC and 182 EVs and 38 e-scooters to unrelated third parties in Vietnam were originally recorded as revenue in the first quarter of 2024. However, the dispatching of these vehicles for delivery began in the second quarter of 2024 or risk and controls had not been fully transferred to the customers during the first quarter of 2024. Therefore, the Company corrected this error by adjusting the corresponding revenue, advance from customer, amount due to a related party, other receivables, cost of sale, inventories, accrual for sale transaction, deferred revenue, warranty provided and the related impact of provision for inventories, as reflected in the restated Interim Financial Statements;

-	In 2024, the Company announced an after-sales policy that provides eligible customers who previously purchased the Company’s ICE vehicles with service vouchers. The Company recognized expenses in relation to vehicles sold prior to effectiveness of this policy as selling and distribution costs rather than as a reduction to revenue. Since the after-sales expenses policy is tied to previously recognized revenue and current customer agreements, the support provided under the after-sales policy is consideration payable to a customer and should have been recorded as a reduction to revenue during the first quarter of 2024. Accordingly, the Company corrected this error by decreasing selling and distribution costs and revenue by the same amount.

-

In January 2024, we acquired our affiliate, VinES, a Vietnam-based EV battery company, from Mr. Pham Nhat Vuong. The Company has reflected the audited financial statements of VinES for fiscal year 2023 in the restated Interim Financial Statements as the VinES financial statements were released subsequent to the issuance of Company’s original Interim Financial Statements. In particular, the following line items are adjusted: including account property, plant and equipment, net, other long-term investments, trade payables, provision for warranty, amounts due to a related party, deferred tax liabilities, cost of sale, research and development costs and finance costs.

The financial statements of the Company as of March 31, 2024 and for the three months then ended have been updated to reflect the events mentioned above. Details are as follows:

	As previously reported	Adjustment	As adjusted	As adjusted
CONSOLIDATED BALANCE SHEET	VND million	VND million	VND million	USD
As of March 31, 2024
ASSETS
Trade receivables	526,856	(110,930)	415,926	17,328,084
Inventories, net	26,711,521	1,149,910	27,861,431	1,160,747,865
Short-term prepayments and other receivables	8,329,867	139,345	8,469,212	352,839,728
Short-term amounts due from related parties	3,376,097	(882,832)	2,493,265	103,873,058
Total current assets	47,066,494	295,493	47,361,987	1,973,169,479
Property, plant and equipment, net	80,986,881	161,328	81,148,209	3,380,752,781
Other long-term investments	937,268	(19,228)	918,040	38,246,886
Total non-current assets	98,500,102	142,100	98,642,202	4,109,578,053
TOTAL ASSETS	145,566,596	437,593	146,004,189	6,082,747,532

EQUITY AND LIABILITIES
CURRENT LIABILITIES
Trade payables	7,688,438	147,383	7,835,821	326,451,735
Deposits and down-payment from customers	663,849	334,538	998,387	41,594,259
Short-term accruals	10,541,709	(14,876)	10,526,833	438,563,221
Other current liabilities	14,143,625	(97,704)	14,045,921	585,173,562
Amounts due to related parties	56,856,137	6,806	56,862,943	2,368,993,168
Total current liabilities	159,600,839	376,147	159,976,986	6,664,874,641
Other non-current liabilities	2,930,699	(48,617)	2,882,082	120,071,741
Long-term deferred revenue	1,763,294	(41,502)	1,721,792	71,732,367
Deferred tax liabilities	987,819	4,500	992,319	41,341,457
Amounts due to related parties	30,114,664	132,192	30,246,856	1,260,128,151
Total non-current liabilities	65,971,912	46,573	66,018,485	2,750,426,405
Accumulated losses	(205,239,009)	15,171	(205,223,838)	(8,549,924,509)
Deficit attributable to equity holders of the parent	(157,354,547)	15,171	(157,339,376)	(6,554,987,960)
Non-controlling interests	77,348,392	(298)	77,348,094	3,222,434,446
Total deficit	(80,006,155)	14,873	(79,991,282)	(3,332,553,514)
TOTAL DEFICIT AND LIABILITIES	145,566,596	437,593	146,004,189	6,082,747,532

	As previously reported	Adjustment	As adjusted	As adjusted
CONSOLIDATED STATEMENT OF OPERATIONS	VND million	VND million	VND million	USD
For the three months ended March 31, 2024
Sales of vehicles	6,492,833	(738,603)	5,754,230	239,729,617
Revenues	7,264,467	(738,603)	6,525,864	271,877,015
Cost of vehicles sold	(10,064,701)	529,177	(9,535,524)	(397,263,842)
Cost of sales	(10,883,950)	529,177	(10,354,773)	(431,394,951)
Gross loss	(3,619,483)	(209,426)	(3,828,909)	(159,517,935)
Research and development costs	(2,626,801)	34,097	(2,592,704)	(108,015,831)
Selling and distribution costs	(1,982,864)	269,734	(1,713,130)	(71,371,495)
Operating loss	(10,123,644)	94,405	(10,029,239)	(417,832,729)
Finance costs	(4,162,257)	(2,500)	(4,164,757)	(173,509,853)
Loss before income tax expense	(14,868,716)	91,905	(14,776,811)	(615,623,505)
Tax income	26,839	6,105	32,944	1,372,495
Net loss for the period	(14,841,877)	98,010	(14,743,867)	(614,251,010)
Net loss attributable to non-controlling interests	(22,673)	88	(22,585)	(940,924)
Net loss attributable to controlling interest	(14,819,204)	97,922	(14,721,282)	(613,310,086)

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE LOSS
For the three months ended March 31, 2024
Net loss for the period	(14,841,877)	98,010	(14,743,867)	(614,251,010)
Total comprehensive loss for the period, net of tax	(14,804,297)	98,010	(14,706,287)	(612,685,331)
Net loss attributable to non-controlling interests	(22,673)	88	(22,585)	(940,924)
Comprehensive loss attributable to controlling interest	(14,781,624)	97,922	(14,683,702)	(611,744,407)
Net loss per share attributable to ordinary shareholders
Basic and diluted	(6,339)	42	(6,297)	(0.26)

CONSOLIDATED STATEMENTS OF CASH FLOW
Net loss for the period	(14,841,877)	98,010	(14,743,867)	(614,251,010)
Depreciation of property, plant and equipment	2,009,490	12,477	2,021,967	84,238,095
Amortization of intangible assets	90,080	(8,651)	81,429	3,392,451
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories	2,610,649	(49,747)	2,560,902	106,690,914
Deferred tax income	(26,839)	(6,105)	(32,944)	(1,372,495)
Change in amortized costs of financial instruments measured at amortized cost	806,554	2,499	809,053	33,706,328
Change in working capital:
Trade receivables, advance to suppliers, net investment in sales-type lease	(1,110,933)	472,045	(638,888)	(26,617,006)
Inventories	1,093,508	(529,301)	564,207	23,505,687
Trade payables, deferred revenues and other payables	(4,171,500)	(9,075)	(4,180,575)	(174,168,854)
Net cash flows used in operating activities	(12,409,099)	(17,848)	(12,426,947)	(517,724,743)
Purchase of property, plant and equipment, and intangible assets (including deposit paid under construction contracts)	(4,807,718)	18,014	(4,789,704)	(199,546,057)
Payment for acquisition of subsidiary (net of cash held by entity being acquired)	-	(10,252)	(10,252)	(427,113)
Net cash flows used in investing activities	(4,297,897)	7,762	(4,290,135)	(178,733,283)
Payment for initial public offering costs	(10,252)	10,252	-	-
Repayment of borrowings	(9,190,698)	(166)	(9,190,864)	(382,904,804)
Net cash flows from financing activities	15,501,651	10,086	15,511,737	646,241,595